UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 4, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

1. At a special general meeting (the “Shareholders Meeting”) of the shareholders of BioCancell Ltd. (the “Company”) held on August 30, 2012 at the Company’s offices, Ms. Orly Yarkoni and Mr. David Schlachet were appointed as external directors of the Company for a three-year term each, in accordance with the Israeli Companies Law, 1999, beginning at the date of the Shareholders Meeting until August 30, 2015.

Orly Yarkoni served as a director of BioCancell Therapeutics Inc. (“BTI”), with which the Company merged in August 2012, from January 2010, and was deemed an external director under Israeli law. She has amassed over 20 years in the insurance industry, most recently as Chief Executive Officer of Yashir - I.D.I. Insurance Co., Ltd. She has served as a member of the Board of Governors of the Israeli Securities Authority, and currently serves as a director of Peninsula Finance, Ltd., Menorah Mivtachim Insurance Ltd., Menorah Mivtachim Holdings Ltd., Ma'ayanot Eden, Ltd. Plasto-Sac, Ltd. and Amot Investments, Ltd. Ms. Yarkoni holds a B.Sc. (cum laude) in Mathematics from the Hebrew University of Jerusalem, Israel, and is a member of the Israeli Association of Actuaries.

David Schlachet served as a director of BTI from January 2010, and was deemed an external director under Israeli law. He was previously Chief Executive Officer of Syneron Medical Ltd., Managing Partner of Biocom (a venture capital fund specializing in the life sciences area), senior VP and Chief Financial Officer of Strauss Elite Holdings, VP Finance & Administration of the Weizmann Institute of Science, and CEO of the Weizmann Institute's technology transfer company, Yeda R&D Co. Ltd.

Mr. Schlachet serves as an external director on the Board of the Tel Aviv Stock Exchange (TASE), as a director and audit committee member of the TASE Clearing House and as a director of the Derivatives (MAOF) Clearing House. He is a director of Nasdaq-listed EzChip Semiconductor Ltd. and Syneron Medical Ltd., and of TASE-listed Taya Investments Ltd. and Mazor Surgical Technologies Ltd., as well as several privately-owned companies. He was previously active chairman of both Harel Capital Markets Ltd., and Elite Industries, Ltd. Mr. Schlachet holds an M.B.A in Finance from Tel-Aviv University, and a B.Sc. in Chemical Engineering from the Technion.

The approval of the aforementioned appointments required the affirmative votes of holders of the majority of the votes represented at the Shareholders Meeting, and voting on the matter, provided that such a majority includes either (i) at least a majority of all of the votes of the shareholders who are not considered a controlling party and do not have a personal interest in the approval of each proposed appointment and who participate in the voting (with abstentions not being included in the total votes); or (ii) the total of opposing votes from among the Shareholders referenced in subsection (i) does not exceed 2% of all of the voting rights in the Company.

Of the 34,872,225 shares whose owners were present at the Shareholders Meeting and participated in the vote regarding the appointment of Ms. Yarkoni, shareholders holding 34,476,225 shares (100%) voted in favor of the proposal, and no shareholders voted against. Holders of 396,000 shares abstained. Holders of 4,278,688 of the 4,278,688 shares (100%) who are not a controlling party and did not have a personal interest in the appointment of Ms. Yarkoni voted in favor. The appointment was therefore duly approved.

Of the 34,872,225 shares whose owners were present at the Shareholders Meeting and participated in the vote regarding the appointment of Mr. Schlachet, shareholders holding 34,371,996 shares (99.70%) voted in favor of the proposal, and shareholders holding 104,229 (0.30%) voted against. Holders of 396,000 shares abstained. Holders of 4,174,459 of the 4,278,688 shares (97.56%) who are not a controlling party and did not have a personal interest in the appointment of Mr. Schlachet voted in favor. The appointment was therefore duly approved.

2. On August 30, 2012, Mr. Aviv Boim resigned from the Board of Directors of the Company, effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary